Natcore Planning
Prototype Demonstration With
Major Solar Cell Manufacturer

CTO Dennis Flood to Direct R&D Program; Director of
Research & Technology David Levy resigns

Rochester, NY — (March 27, 2018) — Continuing its new focus on an accelerated prototype development program, Natcore Technology Inc. (TSX-V: NXT; OTCQB: NTCXF) is pleased to announce that a major global solar cell manufacturer has accepted the Company’s exclusive invitation to demonstrate its Natcore Foil CellTM technology.

The meeting and demonstration, to be held at Natcore’s Rochester laboratory in advance of the World Conference on Photovoltaic Energy Conversion (June 10-15, 2018), is in keeping with the company’s goal of pursuing partnerships with leaders in the industry to commercialize its technology. The production and demonstration of a prototype cell using a carrier selective contact process amenable to a streamlined, self-aligning production method will be a key part of this initiative.

Natcore will be participating in the WCPEC conference, which is held every four years and combines the three major international solar conferences that are otherwise held annually.

Natcore also announces that Dr. David Levy, Director of Research & Technology, is resigning his full-time position and has agreed to work with the Company on a consultant basis to advance its research, in particular the development of the demonstration prototype.

While Natcore pursues a full-time replacement for Dr. Levy, the Company is pleased to report that Dr. Dennis Flood, Chief Technology Officer, will direct the research and development program.

Dr. Flood is a Natcore co-founder. He has more than 30 years experience in developing solar cell and array technology for both space and terrestrial applications. At the NASA Glenn Research Center in Cleveland, he served for 15 years as Chief of the Photovoltaic and Space Environments Branch and led programs in advanced photovoltaic systems development. He received two Agency awards for his pioneering work on advanced solar cells for space applications and for research that established the feasibility of powering a human outpost on the surface of Mars with solar energy.

Dr. Flood presently serves on the International Advisory Committees of the European, the U.S, the Japan/Asia and the World Photovoltaic Conference organizing committees. He is an inventor or co-inventor on several patents or patent applications in photovoltaics and nanotechnology and has more than 100 peer-reviewed publications and presentations in solar energy, electron devices and materials science.

In addition to Dr. Flood, the Company’s Science Advisory Board will continue to provide oversight and direction as the accelerated prototype development program advances toward completion.

About Natcore Technology

Natcore Technology is focused on using its proprietary Foil Cell technology to significantly lower the costs and improve the power output of solar cells. www.NatcoreSolar.com

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Statements herein other than purely historical factual information, including statements relating to revenues or profits, or Natcore’s future plans and objectives, or expected sales, cash flows, and capital expenditures constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in Natcore’s business, including risks inherent in the technology history. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, Natcore expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

PRESS RELEASE CONTACT:
Chuck Provini
President & CEO
585-286-9180
Info@NatcoreSolar.com